Exhibit 99.5

Date: May 26, 2021

RE: Meeting of the shareholders of Almadex Minerals Ltd. to be held on June 29, 2021 (the “Meeting”)

I, Korm Trieu, the Chief Financial Officer of Almadex Minerals Ltd. hereby certify that:

(a)	arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a) and

(c)	Almadex Minerals Ltd. is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

/s/ Korm Trieu
Signature of officer and position